SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  12 July 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  AGM Statement announcement made on 12 July 2006



July 12, 2006


                      BT: ACCELERATING THE TRANSFORMATION


BT's transformation from old-fashioned telco to modern communications services provider is accelerating. That was the key message delivered today by BT chairman Sir Christopher Bland when addressing the company's shareholders at the Annual General Meeting at the Barbican, London.

Describing last year as "excellent", Sir Christopher noted some financial highlights: "Our revenues grew by 6 per cent to over GBP19.5 billion. Profit before tax and specific items grew 5 per cent to nearly GBP2.2 billion. Earnings per share before specific items grew by 8 per cent to 19.5 pence. In 2005-6, we further reduced the level of our debt to GBP7.5 billion while at the same time spending over GBP360 million buying back our own shares. The year's dividend pay-out ratio was 61 per cent of earnings and we expect it to rise to around two-thirds of earnings in the 2007-8 financial year."

Referring to BT's strategy, Sir Christopher emphasised that BT's focus has been on delivering "what millions of customers want - using the internet to make cheap international phone calls, or using the broadband network to deliver the BT Vision TV service later this year."

Turning to the recent regulatory settlement and the subsequent creation of Openreach, Sir Christopher was unequivocal in describing the former as "the biggest regulatory change since BT was privatised more than 20 years ago." He continued: "We believe it marks the start of a new era of investment and innovation, and will allow regulation to roll back in most market areas outside the local network."

Summing up, Sir Christopher noted: "Ours is a company which succeeds by enabling people and organisations to change. But to do this, some factors in our business need to be unchanging. One of those factors is the commitment of our people who have shown immense dedication, determination, talent and ingenuity over the last few years."

Sir Christopher concluded his speech by thanking BT's shareholders for their loyalty to the company.



                                      Ends

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 12 July 2006